25002983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68495

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 1851 Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One American Row
(No. and Street)

Hartford	CT	06102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter W. Hosner, Jr.	518-479-8268	phosner@nfg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

350 Church Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter W. Hosner, Jr. , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 1851 Securities, Inc , as of 12/31 , 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARA E. VAN ALPHEN
Notary Public, State of New York
Qualified in Renesslaer County
Reg. No. 01VA6389082
My Commission Expires March 18, 2027

Signature: [signature]

Title:
Principal Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CohnReznick LLP
cohnreznick.com

CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
of 1851 Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1851 Securities, Inc. identified the following provisions required by 17 C.F.R. §240.17a-5(d)(1) and (4) under which 1851 Securities, Inc. claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) 1851 Securities, Inc. stated that 1851 Securities, Inc. met the identified exemption provisions throughout the most recent year without exception. 1851 Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1851 Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

CohnReznick LLP

Hartford, Connecticut
February 26, 2025



NASSAU

P.O. Box 22012
Albany, NY 12201-2012

www.nsre.com

1851 Securities, Inc.
Exemption Report for the Period January 1, 2024 through December 31, 2024

1851 Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

1851 Securities, Inc.

I, Peter W. Hosner, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Peter W. Hosner, Jr.

Title: Principal Financial Officer

February 26, 2025

1851 Securities, Inc.

(a wholly-owned subsidiary of NSRE BD Holdco, LLC)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2024

1851 Securities, Inc.
Table of Contents

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
of 1851 Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1851 Securities, Inc., as of December 31, 2024, and the related statements of operations, stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of 1851 Securities, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to 1851 Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of 1851 Securities, Inc.'s financial statements. The supplemental information is the responsibility of 1851 Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as 1851 Securities, Inc.'s auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 26, 2025

1851 Securities, Inc.

Statement of Financial Condition as of December 31, 2024

Assets:	
Cash	$ 1,688,792
12b-1 fees receivable from affiliate	547,338
Commission allowance receivable from affiliate	875
Prepaid regulatory expenses	22,753
Total assets	**$ 2,259,758**
Liabilities:	
Commission payable to third parties	$ 875
Payable to affiliate	570,091
Total liabilities	**570,966**
Stockholder's Equity:	
Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	10,011,607
Accumulated deficit	(8,322,816)
Total stockholder's equity	**1,688,792**
Total liabilities and stockholder's equity	**$ 2,259,758**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Operations for the Year Ended December 31, 2024

Revenues:	
12b-1 fees	$ 3,218,226
Commission allowance	6,901,858
Total revenues	**10,120,084**
Other income	**82,854**
Expenses:	
12b-1 expense	3,218,226
Commission expense	6,901,858
Salary and other compensation	117,568
Regulatory, professional and other fees	441,940
Reimbursement of expenses from affiliate	(557,110)
Total expenses	**10,122,482**
Net income	**$ 80,456**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2024

Common Stock:	
Balance, beginning of year	$ 1
Common shares issued	—
Balance, end of year	**$ 1**
Additional Paid-in Capital:	
Balance, beginning of year	$ 10,011,607
Capital contribution received from parent	—
Balance, end of year	**$ 10,011,607**
Accumulated Deficit:	
Balance, beginning of year	$ (8,403,272)
Net income	80,456
Balance, end of year	**$ (8,322,816)**
Total Stockholder's Equity:	
Balance, beginning of year	$ 1,608,336
Net income	80,456
Balance, end of year	**$ 1,688,792**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Cash Flows for the Year Ended December 31, 2024

Cash Flows from Operating Activities:	
Net income	$ 80,456
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in 12b-1 fees receivable from affiliate	776
Decrease in commission allowance receivable from affiliate	3,652
Increase in prepaid regulatory expenses	(573)
Decrease in commission payable to third parties	(3,652)
Decrease in payable to affiliate	(3,930)
Net cash provided by operating activities	76,729
Net increase in cash	76,729
Cash, beginning of year	**1,612,063**
Cash, end of year	**$ 1,688,792**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

1851 Securities, Inc. ("1851" or the "Company") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly-owned subsidiary of NSRE BD Holdco, LLC ("BD Holdco") whose ultimate parent is Nassau Insurance Group Holdings, L. P. ("Nassau"). Founded in April 2015, Nassau is a privately held insurance and reinsurance business focused on building a franchise across the insurance value chain.

1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: Nassau Life Insurance Company of New York ("NNY"), formerly Phoenix Life Insurance Company, PHL Variable Insurance Company ("PHL") and Nassau Life and Annuity Company ("NLA"), formerly Phoenix Life and Annuity Company. NNY policies underwritten by 1851 include policies originally issued by Foresters Life Insurance and Annuity Company and Delaware Life Insurance Company of New York, which were acquired by and merged into NNY in 2020 and 2023, respectively. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

New Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-07 that focuses on improving reportable segment disclosures, particularly around significant segment expenses. Public entities are required to provide more detailed information about segment expenses to help constituents better understand an entity's overall performance and assess potential future cash flows. The disclosures are required on an annual and interim basis, as applicable. ASU 2023-07 is effective for the Company for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 (See Note 2).

Cash and Cash Equivalents

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2024.

Income Taxes

The Company was included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by The Nassau Companies of New York ("NCNY") through September 30, 2018. On October 1, 2018, PM Holdings Inc. ("PM Holdings") sold 100% of the stock of the Company to BD Holdco, a disregarded entity for U.S. federal income tax purposes that is wholly-owned by Nassau Reinsurance, LLC ("NSRE LLC"). As such, the Company is no longer included in the NCNY consolidated federal income tax return and files a consolidated federal income tax return with NSRE LLC. The Company did not recognize any gain or loss for tax purposes associated with the transaction.

The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company filed on a stand-alone basis. Settlement of the income tax expense or benefit for tax periods prior to September 30, 2018 is governed by the tax sharing agreement between the Company, NCNY and other affiliates. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

The Company's federal and state income tax returns prior to fiscal year 2020 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the Statement of Financial Condition.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives compensation from affiliates for commission expenses incurred by 1851. Commission allowances are recognized at a point in time upon closing of a transaction.

1851 provides distribution services and 1851's obligation is to stand ready to provide the same distribution services daily. The nature of 1851's obligation does not change from day to day, even though the underlying activities could vary from day to day. 1851 promises to provide a series of distinct (i.e., daily) stand-ready distribution services that are accounted for as a single performance obligation on a daily basis as the services are performed. 12b-1 fees receivable from affiliate were $548,114 and commission allowance receivable from affiliates were $4,527 as of January 1, 2024.

Concentration of Business and Credit Risk

At December 31, 2024, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2024, the Company has uninsured cash in the amount of $1,438,792.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Furthermore, the Company has not experienced any loses in such accounts and believes it is not exposed to any significant risk related to cash. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Segment Reporting

The Company is engaged in a single line of business as an underwriter of variable life insurance policies and variable annuity contracts. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income (see Statement of Operations) to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. Segment assets are reported on the Statement of Financial Condition as total assets. The CODM does not evaluate the business using asset information. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies.

3. Transactions with Affiliates

1851 has an expense agreement dated August 15, 2010, as amended, as of January 1, 2012, June 1, 2014, June 1, 2015 and June 1, 2016 with an affiliate, PHL. On June 1, 2017, the agreement was amended with an affiliate, The Phoenix Companies, Inc. On October 13, 2018, the agreement was amended with an affiliate, NCNY. On July 1, 2020, the agreement with NCNY was again amended. Under the terms of the expense agreement, the affiliates agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e. income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $557,110 in operating expenses for the year ended December 31, 2024, which was offset by paid expenses by affiliates of $557,110.

Per the June 1, 2017 expense agreement, as amended, as of October 13, 2018, and again as of July 1, 2020, 1851 shall also pay an administrative expense to NCNY an amount equal to the revenues of 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse the affiliate for the difference. 1851 incurred administrative expense of $3,218,226 in 12b-1 fees and $6,901,858 in commission expense to related third parties during the year ended December 31, 2024.

1851 performs underwriting services for NNY, PHL and NLA, all wholly-owned subsidiaries of Nassau Re. Commission income earned from these affiliates during the year ended December 31, 2024 was $6,901,858 and 12b-1 income earned was $3,218,226.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

1851 is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the Company is subject to the SEC Uniform Net Capital Rule, which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's Net Capital exceeded this minimum throughout 2024.

At December 31, 2024, 1851 had Net Capital of $1,117,826 and a Net Capital requirement of $38,064 as defined by Rule 15c3-1. Rule 15c3-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. At December 31, 2024, 1851 had an aggregate indebtedness to Net Capital ratio of 0.51 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 Footnote 74 of SEC Release 34-70073 from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Security Investors Protection Corporation under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970. As of December 31, 2024, 1851 was in compliance with the conditions of this exemption.

5. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

6. Income Taxes

The components of income tax expense for the year ended December 31 were as follows:

	2024
Current	$ —
Deferred	—
Total income tax expense	**$ —**

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2024
Statutory rate	21.0 %
Above-the-line interest/penalties	0.0 %
Valuation allowance	(21.0)%
State tax expense	0.0 %
Other	0.0 %
Effective income tax rate	**0.0 %**

The following summarizes deferred income taxes for the year ended December 31:

	2024
Deferred Tax Assets	
Federal net operating loss carryforward	$ 1,749,312
State net operating loss carryforward	624,754
Gross deferred tax assets	2,374,066
Less valuation allowance	(2,374,066)
Net deferred tax assets	$ —

At December 31, 2024, 1851 has federal net operating loss carryforwards of $8,019,919 that are scheduled to expire between 2030 and 2037 and state net operating loss carryforwards of $8,330,057 that are scheduled to expire between 2030 and 2044. The federal net operating losses generated after tax year 2017 will be carried forward indefinitely as a result of Tax Reform.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $2,374,066 of gross deferred tax assets at December 31, 2024. This is a decrease of $22,929 from the year ended December 31, 2023.

As of December 31, 2024, 1851 does not have a liability for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the year ended December 31, 2024.

7. Subsequent Events

The Company evaluated events subsequent to December 31, 2024 and through February 26, 2025, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

1851 Securities, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2024

Net capital	
Total stockholder's equity	$ 1,688,792
Deduct assets not allowable for net capital	
12b-1 fees receivable from affiliate	547,338
Commission allowance receivable from affiliate	875
Prepaid regulatory expenses	22,753
Total deductions from net capital	570,966
Net capital before specific reduction in the market value of securities	1,117,826
Less securities haircuts pursuant to Rule 15c3-1	—
Net capital	$ 1,117,826
Aggregate indebtedness	
Items included in Statement of Financial Condition	
Commission payable to third parties	$ 875
Payable to affiliate	570,091
Total aggregate indebtedness	$ 570,966
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 38,064
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 38,064
Excess in net capital	$ 1,079,762
Excess in net capital at 1,000%	$ 1,060,729
Ratio: aggregate indebtedness to net capital	0.51 to 1

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2024)

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 9, 2025.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2024 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in Footnote 74 of SEC Release 34-70073.

See Report of Independent Registered Public Accounting Firm.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2024 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in Footnote 74 of SEC Release 34-70073.